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                      Filed by: Private Business, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Private Business, Inc. Commission File No. 000-24695



Contact:  Tom Black                         G. Lynn Boggs
          Chief Executive Officer           Chairman and Chief Executive Officer
          Private Business, Inc.            Towne Services, Inc.
          615/565-7382                      678/475-5200



               PRIVATE BUSINESS AND TOWNE SERVICES SIGN DEFINITIVE
                               AGREEMENT TO MERGE

NASHVILLE, TENN. AND SUWANEE, GA. (APRIL 16, 2001) - Private Business, Inc. (NASDAQ:PBIZ) and Towne Services, Inc. (NASDAQ:TWNE) today announced that they have signed a definitive agreement pursuant to the previously announced letter of intent to merge Towne Services into Private Business.

         The merger is still subject to customary closing conditions, including approval of the shareholders of both companies. The agreement is structured as a tax-free exchange of shares of common stock of Private Business for Towne common stock, and is expected to close in the first half of 2001. Following consummation of the merger, the existing shareholders of Private Business are expected to own approximately 67% of the combined entity. Additional terms of the agreement were not disclosed.

         Tom Black, Chief Executive Officer of Private Business, commented, "We are delighted that Towne Services will join Private Business. We are excited about the potential we see in the combination of our two companies, which we believe will result in a much stronger organization with enhanced capabilities for our clients, a greater pool of resources, and an expanded market presence. We expect to benefit as well from synergies and economies of scale -- factors inherent in the consolidation that should have a positive impact on future shareholder value, including the strengthening of our balance sheet."

         As part of the transaction, Mr. Black announced that Henry Baroco, currently President of Towne Services, would become Chief Operating Officer of Private Business. Mr. Baroco will provide expertise to the service side of the Company, while Mr. Black, in addition to his CEO responsibilities, will continue to focus on the sales side of the business.

         "We are very excited to be entering into this partnership with Private Business," commented Lynn Boggs, chairman and chief executive officer of Towne Services. "This merger brings together the two leading companies in the electronic transaction processing industry with different, but very complementary strengths. We believe that combining our proven technology with Private Business's strong sales program will create an efficient and more profitable organization that is well positioned for future growth. We are excited about the many opportunities before us, and clearly believe this strategic combination is right for us, right for our customers and right for our shareholders."

         Towne Services, Inc., based in the metropolitan Atlanta area, is a leading provider of services and products that process sales and payment information and related financing transactions for small and mid-sized retail and commercial businesses and banks in the United States. Towne delivers these services and products on-line by linking its business and bank customers to its processing systems using the Internet and telecommunications lines. Towne's systems also act as a hub, or electronic gateway, through which customers can access a variety of e-commerce business and management tools provided by Towne and its strategic alliances. Towne reported revenues of $25.3 million for the year ended December 31, 2000.

                                     -MORE-


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PBIZ and TWNE Sign Definitive Agreement to Merge
Page 2
April 16, 2001


         Private Business, Inc., based in Brentwood, Tennessee, is a leading provider of technology-driven solutions that help banks manage accounts receivable financing for small businesses. The company's principal product, Business Manager, is based on software, marketing services, and online electronic transaction processing offered through a nationwide client network of banks, providing cash flow to thousands of small businesses across the U.S. by enabling them to sell their receivables to the bank. Private Business reported revenues of $56.5 million for the year ended December 31, 2000.

         WE URGE INVESTORS AND SECURITY HOLDERS TO READ PRIVATE BUSINESS'S REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When these and other documents relating to the transaction are filed with the SEC, investors and security holders may obtain a free copy at the SEC's web site at www.sec.gov. The documents filed with the SEC by Private Business may also be obtained free of charge from Private Business by directing a request to Private Business, Inc., 9010 Overlook Boulevard, Brentwood, Tennessee 37027, Attention Investor
Relations: (615) 565-7374. The documents filed with the SEC by Towne may also be obtained free of charge from Towne by directing a request to Towne Services, Inc., 3950 Johns Creek Court, Suite 100, Suwanee, Georgia, 30024, Attention Investor Relations: (678) 475-5200. WHEN THEY BECOME AVAILABLE, READ THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

         This release contains several "forward-looking statements" concerning Private Business's and Towne Services's, prospects, strategies and financial condition, including future economic performance, intent, plans and objectives, and the likelihood of success in developing and expanding their respective businesses. These statements are based upon a number of assumptions and estimates that are subject to significant uncertainties, many of which are beyond the companies' control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Neither company assumes any obligation to update this information. Factors that could cause actual results to differ materially are discussed in the companies' filings with the SEC, including their respective annual reports on Form 10-K for the year ended December 31, 2000, and include, among other factors, the timely development and market acceptance of products and technologies; whether either company or the combined companies can grow their revenues as planned; challenges in combining the two companies; the possible negative effects of lawsuits filed against Towne; whether either company or the combined company will continue to satisfy stock market listing standards; and competitive market conditions. There is no assurance that the merger will actually be consummated.